[HOLLAND & KNIGHT LLP LETTERHEAD]

VIA OVERNIGHT MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jay Ingram

  Re:
  Ascent Solar Technologies, Inc.
  Registration Statement on Form SB-2/A
  SEC File No. 333-131216

Dear Mr. Ingram:

        On behalf of Ascent Solar Technologies, Inc., a Delaware corporation, we submit the following responses to the Division's letter dated May 19, 2006 regarding Amendment No. 2 to the Registration Statement on Form SB-2. For your convenience, we have reproduced the comments from your letter and our response follows each comment.

General

        1.     Please confirm that you will provide restricted securities to the holders of the Bridge Rights upon exercise/conversion of those rights. Also confirm our understanding that the registration statement will not be used for resales of the securities underlying the rights and that resides of the shares underlying the Bridge Rights, if any, will occur pursuant to a new registration statement filed after the completion of the public offering of the rights or pursuant to Rule 144.

        The Company confirms that it will provide restricted securities to the holders of the Bridge Rights upon exercise/conversion of those rights. The Company also confirms that this registration statement (File No. 333-131216) will not be used for resales of the securities underlying the Bridge Rights. The Company intends to file a separate registration statement for those securities after completion of this public offering.

        2.     We note that the subscription agreement requires that you "concurrently" register the resale of the securities underlying the rights with the securities registered in the IPO. Refer to page 3 of the subscription agreement. Will you attempt to comply with this provision? If not, describe for us the consequences of such noncompliance.

        The Company will not register the securities underlying the Bridge Rights concurrently with this offering. The Company is in the process of obtaining a signed waiver and amendment of the relevant agreement with the bridge investors to postpone registration of the securities underlying the Bridge Rights until after completion of this public offering. The form of amendment has been added as Exhibit 10.13A to the registration statement.

        3.     With respect to the discussion of the warrants in the summary, risk factors section, and pages 45-46, we note the absence of disclosure indicating that there "may be circumstances in which the company will never opt to settle the warrants, whether in shares or payment of cash," as stated on page 17 of your response letter. Please explain those circumstances and describe the potential adverse effects on purchasers of the warrants.

        The Company has added disclosure to the Prospectus Summary (page 3) and Description of Securities (pages 48 and 49) sections to describe the circumstances in which the warrants may not be settled in shares or cash. The Description of Securities section, like the Risk Factors section, observes that this feature may adversely impact demand for, and prices of, the warrants.

        4.     Please update your financial information contained in your registration statement pursuant to Item 310 of Regulation S-B as necessary.

        The Company has added financial statements for the quarter ended March 31, 2006.

Prospectus Summary, page 1

        5.     We note the disclosure contained in the last risk factor. Please add disclosure to the summary that appropriately addresses the risks highlighted in the disclosure on page 12. Also revise the relevant disclosure to state concisely that the warrant might not be exercisable when it is in-the-money and that might never be exercisable.

        The requested disclosure has been added to page 3 of the Prospectus Summary section.

Risk Factors, page 5

        6.     We cannot locate your revisions in response to our prior comment 12 of our letter of March 31, 2006. It appears the risk factor has been deleted. Please address our prior comment 12, or more specifically explain where and how you have addressed that comment.

        Prior comment 12 related to the risk that the Class A warrants might be called when exercise of the warrants is not possible because a current prospectus is not then available. In the form of Warrant Agreement submitted with Amendment No. 2, section 7(k) prevents the Company from calling the warrants if a current prospectus is not available and provides that, in the event the warrants become unexercisable after being called, the redemption date shall be extended until ten business days after they again become exercisable. Also, the last sentence of section 9 prevents the warrants from expiring so long as a current prospectus remains unavailable. In sum, the risks described in the referenced risk factor are mooted by sections 7(k) and 9; consequently, the risk factor was eliminated.

Capitalization, page 15

        7.     Please provide both the number of outstanding shares at the historical balance sheet date and as of the date of the completion of the offering.

        The requested share figures have been added.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

        8.     Please expand the third paragraph on page 19 to describe the "other technical and strategic advantages" that you hold over your competitors. With a view toward disclosure the prospectus, in the response letter describe the reasonable basis of your beliefs with respect to each competitive advantage you claim.

        In an effort to streamline the disclosure, the Company has eliminated the reference to "other technical and strategic advantages."

Critical Accounting Policies, page 21

Stock Based Compensation, page 21

        9.     Please refer to our prior comment 17 of our letter dated March 31, 2006. We have reviewed your revisions on page 22 and note that you used the $3.00 conversion price of your bridge loan issued on January 18, 2006 as the fair value of your common stock on that date. Pursuant to paragraph 58 of the AlCPA Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation," if transactions are used as a basis for valuing an enterprise, certain characteristics of those transactions may require special consideration.

Considering the Bridge Loan is not a direct transaction in the Company's equity, but rather allows for conversion into the Company's common stock, it is not clear how you determined that the conversion price was representative of the implied fair value of the Company's common stock. Please explain. Also, it is not clear how you determined that the $3.00 per share conversion price did not include a beneficial conversion feature. In this regard, tell us how you determined that the 10% interest rate on the notes was representative of the market rate of interest for a development stage company. We may have further comments based on your response.

        When the $1.6 million bridge loan was negotiated in November 2005, the 10% interest rate was three points above the prevailing 7% prime rate. The 10% interest rate was also identical to the rate of interest on a prior bridge loan to the Company made by Paulson Investment Company, Inc., the representative of the Underwriters, that was taken out by this bridge loan, as well as two other bridge loans to other early stage businesses of which the Company is aware, but of which were negotiated about the same time as this bridge loan. Considering the large spread between the 10% interest rate and the 7% prime rate and also the identical interest rate of comparable loans during the same time period, we believe that the $3.00 per share conversion price did not include a beneficial conversion feature.

        The $3.00 conversion price was arrived at by negotiation between the Company and the bridge lenders and at the time represented what the lenders believed was the value of the Company if the initial public offering were not consummated. Given the significant uncertainty that existed on January 18, 2006, when the bridge loan was finalized but the SB-2 had not been filed with the SEC, that the IPO would be consummated, the Company (with approval of the entire board, including its majority of independent directors) and the bridge lenders concluded that the value of a share of common stock of the Company at that time was $3.00.

        10.   Notwithstanding your response to our previous comment, we note in your disclosure that in determining the fair value of common stock on November 18, 2005, a discount from the $3.00 per share fair value to $2.00 per share was considered appropriate. The Company supported this discount by the estimated public offering price of $5.50 per unit as each unit includes three warrants in addition to one share of common stock. However, based on the terms of the warrants included in each unit, as described in your response to comment 1 of our letter dated April 13, 2006, you have complete control over settlement of the warrants and as a result, it does not appear that significant value would be placed on such warrants. Please explain.

        While the Company is obligated to register the securities underlying the warrants for public resale, the Warrant Agreement provides that the Company "is authorized to refuse to honor the exercise of any [w]arrant, if such exercise would result…in the violation of any law." The Warrant Agreement also provides that if at their expiration the warrants are not currently exercisable, the expiration date will be extended for 30 days following notice to the holders that the warrants are again exercisable. If the Company cannot honor the exercise of warrants and the securities underlying the warrants are listed on a securities exchange or if there are three independent market makers for the underlying securities, the Company may, but is not required to, redeem the warrants for a price equal to the difference between the closing price of the underlying securities and the exercise price of the warrants.

        There is a very remote possibility that the holders will never be able to exercise the warrants and will never receive shares or payment of cash in settlement of the warrants. For the many years that Paulson Investment Company has underwritten offerings in which warrants were offered, in no instance have warrantholders been unsuccessful in exercising their warrants. Moreover, the warrants normally begin trading at about 20% of the price of a share of common stock which reflects the marketplace's recognition of the value of the warrants despite the remote possibility that exercise of the warrants may not be recognized. Accordingly, for these purposes the Company has placed significant value on the three warrants that, together with one share of common stock, constitute the units.

        11.   Revise your disclosures to discuss the reasons for the significant increases in the fair value of your common stock at each of the following dates: November 3, 2005 ($1.00 per share), November 18, 2005

($2.00 per share) and January 18, 2006 ($3.00 per share), similar to the internal memo provided in the previous response letter dated March 10, 2006.

        New disclosure has been added under "Critical Accounting Policies and Procedures—Stock based compensation" on pages 22 through 24 to discuss the reasons for the significant increases in the fair value of our common stock on November 3, 2005, November 18, 2005 and January 18, 2006. We have also addressed values on the dates of more recent stock option grants. Please note that the Board of Directors, including its majority of independent directors, has ratified and approved these values. Also, based on an informal survey of unit public offerings, we have concluded that in the case of a unit consisting of three warrants and one share of common stock, where the unit trades at $5.50, it would be typical for the warrants, once the unit is broken up, to trade at $0.50 to $0.75 each. This analysis provides further support for the established fair values of our common stock, assuming a $5.50 per unit price. We did not include this specific analysis of warrant pricing in the prospectus as it may imply an expected trading value of the public warrants.

Proposed Business, page 26

        12.   Expand the second paragraph on page 28 to describe the nature of the support provided by Dow Corning Corporation with respect to the joint proposal of Ascent Solar and ITN to Lockheed Martin. In your response letter, tell us whether Dow Corning Corporation is aware of and concurs with the descriptions of this support that are provided in the revised prospectus.

        The Company has added language to describe the nature of support provided by Dow Corning Corporation ("DCC"). In particular, DCC intends to supply high-temperature silicone substrate materials in connection with the Company's proposed participation in Lockheed Martin's prototype HAA project. The proposed language has been submitted to DCC for review and concurrence.

        13.   Your response to our prior comment 19 of our letter dated March 31, 2006 references that you have not finalized the license with IEC. Prior to effectiveness, please advise us regarding the status of the license agreement with IEC. If there is uncertainty as to whether the license agreement will be obtained, then disclosure to the effect that the company does not possess technology that it needs and the consequences thereof might be warranted.

        The Company has entered into a letter of intent with the University of Delaware's IEC, which has been added as Exhibit 10.16 to the registration statement. The Company does not believe that there exists any uncertainty that a final license agreement will be executed; however, the Company does not expect a license agreement to be executed until after completion of this offering.

Management, page 35

        14.   We note that the year end option value disclosed in the table on page 40 is computed based on a share price of $2.00. Please explain why you do not intend to value the registrant's stock at the initial public offering price. See Telephone Interpretation J.17 of the 1999 Corp. Finance Current Issues Outline and Release No. 34-32723 at I.V.

        The referenced Telephone Interpretation states that "[i]f other than the IPO price is used…, the fair market value used for option grant disclosure purposes should be the same as the value used by the registrant for accounting purposes to determine if any compensation expense related to options grants is reportable." In the relevant table, the Company opted to utilize $2.00, which the Company is using for accounting purposes as the fair value of the common stock on the date of grant. An explanation has been added to the footnote to this table.

Principal Stockholders, page 42

        15.   Consider revising the reference to "majority" ownership on page 43 and elsewhere to clarify that Dr. Misra and an immediate family member own all of the shares of Inica.

        Text in the Principal Stockholders and Related Party Transactions sections has been modified to clarify that Inica, Inc. is wholly owned by Dr. Misra and an immediate family member.

Related Party Transactions, page 43

        16.   Please expand the second paragraph to explain the basis upon which the technology and shares exchanged in the license agreement were valued by the parties. On what basis was the number of shares selected? Also, expand to explain the reasonable basis for Ascent's belief that the terms of these transactions were "no less favorable to us than could be obtained from independent parties." On what basis do you believe that the acquisition of unique technology rights from a controlling shareholder is comparable to terms of a transaction that could be available from a non-affiliate?

        The equity consideration paid by the Company was negotiated with ITN and was reviewed and approved by all of the Company's independent directors. Although the Company is unaware of any comparables by which to evaluate the amount or type of consideration, the Company notes the following: (i) the technology assigned and licensed by ITN was proprietary to ITN and was and remains necessary to the Company's business; and (ii) in practice, when a technology license is negotiated with a third party, the licensor typically extracts upfront cash payment and ongoing cash royalties, none of which were demanded by ITN. For these reasons, the Company believes not only that the transaction with ITN was fair and reasonable, but also that it likely was secured on more favorable terms than could have been negotiated with an unaffiliated party.

        17.   Please expand the discussion of the sublease agreement to compare the sublease terms with the terms of the primary lease of the facility of ITN. Is ITN leasing this space at its cost, and if not, what is the disparity between ITN's leasehold expenses for the subleased space and the amounts it will receive from Ascent Solar? We note that some of the expenses are paid by Ascent Solar on a pass-through basis.

        The Company has added language throughout the prospectus to clarify that the sublease with ITN is at cost, meaning that ITN simply collects what it pays in rent to the landlord, and that the Company also is responsible for certain pass-through expenses at cost such as taxes, insurance, water and utilities.

Description of Securities, page 45

Class A Warrants, page 45

        18.   Please disclose the basis upon which you excluded the price that must be reached to trigger the redemption right of Ascent Solar with respect to the Class A warrants. At a minimum, you should explain the formula upon which the price that will trigger redemption will be set. Also, on what basis do you exclude the exercise prices of the warrants? Provide appropriate disclosure of how the warrant exercise prices will be established. Will these prices bear a relationship to the unit offering price that can be described in percentage or similar terms? See Item 505(b) of Regulation S-B for guidance.

        Because the exercise prices of the warrants, as well as the price that "triggers" the Company's right to redeem the Class A warrants, are dependant upon the unit public offering price, the referenced figures on pages 48 and 49 of the prospectus cannot be filled in until the offering is priced. However, the Company has added the formulae by which the prices will be calculated—namely, the exercise price of the Class A warrants will be 120% of the unit public offering price, the exercise price of the Class B warrants will be 200% of the unit public offering price, and the Class A warrants may be redeemed by the Company after 180 days if the closing price of the common stock equals or exceeds 170% of the unit public offering price for five consecutive trading days.

        19.   The last sentence of page 46 refers to a right of the issuer to redeem the Class B warrants. The next paragraph, however, states that the Class B warrants are non-redeemable. Please reconcile.

        The referenced language has been modified to clarify that the Class B warrants are non-redeemable, but may be settled in shares or, in certain cases, in cash.

Unaudited Pro Forma Financial Statements

        20.   Please refer to our prior comment 26 of our letter dated March 31, 2006. We have reviewed your revisions in your registration statement and note that you have included the bridge loan transaction as an adjustment to the pro forma balance sheet but have not included the corresponding interest expense as a result of the amortization of the debt issuance costs or the 10% interest rate as an adjustment in the pro forma statement of operations. If this bridge loan is (a) directly attributable to the transaction (b) factually supportable and (c) expected to have a continuing impact, revise your pro forma statement of operations to include such adjustments.

        The Company's financial statements have been updated to include actual historical information as of March 31, 2006, which includes the transfer of assets by ITN and the consummation of the bridge loan occurring on January 18, 2006. Since the bridge loan transaction is included in the historical financial statements, there is no longer a requirement to reflect this transaction in the Balance Sheet of the Unaudited Proforma financial statements.

        The updated Unaudited Proforma financial statements include Statements of Operations for the Three Months Ended March 31, 2006 and for the Year Ended December 31, 2005, presented as if the transfer of the Transferred Assets had occurred as of January 1, 2005.

        The Company included adjustments to its Unaudited Proforma Statements of Operations related to the bridge loan transaction as they are (a) directly attributable to the transaction, and (b) factually supportable. Even though these adjustments do not have a continuing impact on our statement of operations within a 12-month time frame following the bridge loan transaction, they are a significant part of the entire transaction and should be disclosed.

        For the Statement of Operations for the Year ended December 31, 2005, the Company recorded the following related to the Bridge Loan transaction:

—10% annual interest expense	$160,000
—Deferred Financing Costs (includes Commission to placement agent)	198,565
—Bridge Loan discount related to value of bridge rights	800,000

Total interest Exp.	$1,158,565

        For the Statement of Operations for the Three Months ended March 31, 2006, the Company recorded the following related to the Bridge Loan transaction:

—10% annual interest expense for the period 1/1/06 thru 1/18/06	$7,890

        21.   We also note in your response to comment 28 of our letter dated March 31, 2006 that bridge loan is reflected net of the $160,000 paid to the placement agent. Tell us what accounting literature you are relying on in recording these issuance costs as a discount on the bridge loan as opposed to a deferred charge classified as an asset on the balance sheet or revise accordingly.

        Commission of $160,000 related to the Bridge Loan financing has been reclassified to Deferred financing costs from an offset to the Bridge Loan Liability account. The Company has made corrections to the balance sheet and the statement of cash flows to reflect this change. There was no impact on the Statement of Operations as the cost is being amortized over the life of the loan of one year in both classifications.

Very truly yours,
HOLLAND & KNIGHT LLP
/s/ MARK A. VON BERGEN
Mark A. von Bergen
cc:
Matthew Foster, Ascent Solar Technologies, Inc.
John J. Halle, Stoel Rives LLP
James N. Brendel, Hein & Associates LLP
Lorraine Maxfield, Paulson Investment Company, Inc.